Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation in the Registration Statement on Form S-3 Amendment No. 6 of Planet Green Holdings Corporation (the “Company”) of our report dated March 30, 2022, relating to the audit of the consolidated balance sheets of Planet Green Holdings Corp. and its subsidiaries as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (“collectively referred to as the financial statements”) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
April 18, 2023	Certified Public Accountants
PCAOB ID: 1711